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December 17, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100F Street, N.E.

Washington, D.C. 20549

Attn: Jane Park

Re:	HeartSciences Inc. fka Heart Test Laboratories, Inc.
Registration Statement on Form S-1
Filed June 7, 2023
File No. 333-272501

Dear Sir or Madam:

On behalf of HeartSciences Inc. fka Heart Test Laboratories, Inc., a Texas corporation (the “Company”), we hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that, effective as of the date first set forth above, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-272501), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement, as amended, was originally filed on June 7, 2023 and has not been declared effective by the Commission.

The Company confirms that no securities have been, or will be, issued or sold pursuant to the Registration Statement or the public offering prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of this request to withdraw, please contact the undersigned at 212-335-0465 or js@foleyshechter.com or Sasha Ablovatskiy, Esq. at 212-335-0466 or sablovatskiy@foleyshechter.com.

Sincerely,

FOLEY SHECHTER ABLOVATSKIY LLP

/s/ Jonathan Shechter
Jonathan Shechter, Esq.
For the Firm

Cc:	United States Securities and Exchange Commission
Jane Park

Loan Lauren Nguyen

HeartSciences Inc.
Andrew Simpson, Chief Executive Officer Danielle Watson, Chief Financial Officer